February 26, 2007

Via EDGAR and Overnight Courier

Ms. Carmen Moncada-Terry
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:          Rohat Resources, Inc.
Amendment No. 2 to Registration Statement on Form SB-2
Filed January 31, 2007
File No. 333-139326

Dear Ms. Moncada-Terry:

We are counsel to Rohat Resources, Inc. (the “Company” or “our client”). On behalf of our client we respond as follows to the Staff’s comments dated February 16, 2007, relating to the above-captioned registration statement. Captions and page references herein correspond to those set forth in Amendment No. 2 to the Registration Statement, a copy of which has been marked with the changes from the initial filing. Please note that for the Staff’s convenience, we have recited the Staff’s comment and provided the Company’s response immediately thereafter.

Directors, Executive Officers, Promoters and Control Persons, page 19

1.	Please include in the registration statement the information you provided in response to prior comment 3.

Pursuant to your request, we have added the following paragraph regarding Ms. Hussaini to page 19 of the registration statement:

“Currently, Ms. Hussaini devotes approximately 15% of her working time to the Company’s business. This level of activity is anticipated to increase to approximately 40% within the next four to six months as the Company is anticipated to commence its exploration program. Ultimately as the Company’s operations grow, Ms. Hussaini contemplates devoting substantially all of her professional time to the Company’s endeavors. Ms. Hussaini is unable to devote more time to such endeavors at this juncture as the Company is unable to pay her any salary or stipend.”

Securities and Exchange Commission
February  26, 2007

We trust that the foregoing is responsive to the Staff’s comments. We are also including herewith a version which has been marked to show changes. Please note that we also have made minor changes to the Registration Statement to correct non-material typos, including indicating the Company’s correct fiscal year end, which is October 31. As a result, the amendment being filed includes these changes.

Very truly yours,

/s/ David Danovitch
David Danovitch

cc: Iqbal Boga
Delara Hussaini